Origin Agritech Limited Reports Unaudited Financial Results
for the Year Ended September 30, 2012

- Restructuring Program Completed with 26% Headcount Reduction
- Core Business Revenue Increased 23% Year-over-Year
- Operating Cash Flow increased 121% Year-over-Year to RMB82.71 million (US$13.04 million)
- Net Loss per Share Improved Significantly to US$(0.01) in FY2012 from US$(0.16) in FY2011

BEIJING--/PRNEWSWIRE/--January 8, 2013--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the year ended September 30, 2012. These unaudited year end results reflect the Company’s financial statements during the period from October 1, 2011 to September 30, 2012. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FY 2012 Major Corporate Events

•	Changes in Management Team and Board of Directors

The Company has made several major changes in its management and the Board of Directors during the fiscal year 2012. Dr. Gengchen Han, the founder and Chairman of Origin returned to the Company as CEO and President at the end of FY2011. Dr. Han has more than 20 years of experience in research and development of hybrid seed products, particularly corn seed. After receiving his PhD in Plant Breeding and Cytogenics from Iowa State University, Dr Han worked for the International Maize and Wheat Improvement Center, in Mexico and Pioneer Hi-bred International, now a wholly-owned subsidiary of Dupont, before founding Origin in 1997. For the first time in several years, the Company filled the Chief Financial Officer position by hiring Dr. James Chen, who joined Origin in January, 2012. Dr. Chen brings extensive experiences in both the financial industry and global chemical industry after working in Abu Dhabi Investment Authority, BB & T Capital Market, Celanese and Univation Technologies, a joint venture of ExxonMobil and Dow Chemical.

In January, 2012, the Company also recruited and appointed Mr. Larry Kenneth Cordell as a new independent board member and the chairman of the Audit Committee. Mr. Cordell is well qualified as the Audit Committee chairman with his financial and corporate governance expertise from his activities as a chief executive officer and senior executive positions of various companies and his consulting activities in the areas of accounting, corporate finance, capital formation and corporate financial analysis. Mr. Cordell served as Chairman, President and CEO at UAP Holdings (“UAPH”) when the company was acquired by Agrium Inc. through a tender offer in May, 2008. Prior to its acquisition, UAPH was the largest independent distributor of agricultural inputs and professional non-crop products in the United States and Canada. Mr. Cordell currently serves as Chief Executive Officer of Pinnacle Agriculture Distribution, a privately held crop input distributor in the United States. He also holds Board of Director positions with Momentive Performance Material Holdings and Taminco, both of which are privately held specialty chemical manufacturers.

•	Corporate Restructuring

During fiscal year 2012, we initiated a corporate-wide restructuring program, which involved restructuring of our businesses strategy and product lines, revamping of the organization structure and redefining of roles and positions for each employee across our organization. We streamlined our organization structure to improve operational efficiency and performance accountability. With the restructuring program, we refocused our efforts on our core competences in the corn, rice and canola businesses and exited unprofitable cotton and agricultural chemical businesses.

In an effort to improve productivity, we are strengthening our human resource management. At the end of the fiscal year 2012, all employee positions were redefined with new compensation structures. While recruiting high-quality employees to newly defined positions, we were able to reduce the overall headcounts across the organization. The total headcount was reduced by 26% from 888 employees as of September 30, 2011 to 656 employees (excluding 57 employees of Xinjiang Origin) at the end of September, 2012. Our headquarters employee number was reduced from 90 as of September 30, 2011 to 52 at of the end of September 2012.

To improve our technology development, we created a business division to, centralize the activities for the technologies of corn seed development as well as the production of parental lines. While the Breeding Division is involved in the research and development of conventional crop seeds, our Biotech Research Center continues to focus on next-generation crop technologies. Despite the reduction of our overall headcount, the total number of R&D-related employees has increased slightly during fiscal year 2012.

•	Breed-Produce-Distribute Vertically-Integrated Crop Seed License (BPDVI License)

Beijing Origin received its renewed crop seed license in September 2012 based on the new government regulation for BPDVI license from Ministry of Agriculture (MOA). While vertically-integrated operation has always been Origin’s strategy and such vertical integration is a common practice outside of China, BPDVI is now one of the key measures in the comprehensive license review process the MOA used for the award of the seed business licenses. Since the new seed business license policy was introduced in 2011, Beijing Origin was one of the first 32 companies awarded for the BPDVI seed license. In an effort by Chinese government to regulate the seed industry and promote consolidation, the companies with BPDVI license are expected to receive potential ongoing government support and certain incentives including further tax break and financial subsidies to crop seed research and development.

•	Government supports

The Company received several financial supports from various levels of the government during fiscal year 2012. For a new production line in Linze, Gansu province, we received government subsidies of RMB14 million (US$2.21 million) in the first quarter of fiscal year 2012. For our new Xinjiang Origin plant, we have received a subsidy of RMB10.90 million (US$1.72 million) for the land use right. We also received various subsidies for our research and development activities, totaled RMB2.10 million (US$0.33million).

•	Xinjiang Origin

Established in July, 2011, Xinjiang Origin started the construction of its state-of-art corn seed processing facility in fiscal year 2012. The construction was completed in August, 2012, and a production trial run started in September. During the 2012 harvest season, this newly constructed facility successfully processed a total of approximately 12,000 metric tons of corn seed from about 5,000 acres of cornfield. Xinjiang Origin was established by Beijing Origin and Xinjiang Jinbo Seed ("Jinbo"). Jinbo is a prominent local seed company affiliated with the Fifth Agricultural Construction Division of the Xinjiang Production and Construction Corp. Origin holds a 51% ownership stake of the RMB100 million registered capital investment as of September 30, 2012 and retains the exclusive business relationship with Jinbo in Xinjiang.

With an expected investment of RMB170 million, the state-of-the-art facility will mainly produce, process, package, and sell high-quality hybrid corn seeds to the domestic Chinese market. Xinjiang Origin will increase the Company's total seed processing capacity and expand marketing channels to distribute Origin's hybrid products to the northwest region in China. The facilities of Xinjiang Origin, along with the seed production land of the Fifth Agricultural Construction Division, deploy modern technologies and full mechanization throughout the entire production process from land preparation and seeding to product packaging. The processing facility employs advanced corn husker system, which is one of the largest corn husker systems in the world. The production base uses modern drip irrigation systems and advanced farming equipment for corn seed production.

UNAUDITED FINANCIAL RESULTS OVERVIEW

Core Business Year-over-Year comparison:

Fiscal year 2012 marks the transition year with a major restructuring program for Origin, and the financial performance has experienced a significant turnaround. Excluding the discontinued businesses and contributions of Jilin Changrong and Changchun subsidiary, revenues of Origin’s core business increased by 23% from RMB 377.86 million to RMB 463.50 million mainly due to higher sales volume for the Company’s corn seed business, as shown in the table below:

Year-over-Year Comparison of Core Business Performance (unaudited)

	2011 (RMB million)	2012 (RMB million)	Year-over-Year Growth
Revenues	377.86	463.50	23%
Gross Profit	146.56	166.20	13%
Operating Expense	144.86	153.79	6%
Operating Profit	1.70	12.41	630%

Data in the above table exclude the discontinued operations of the cotton and agricultural chemical businesses. For comparison purpose, the contributions from Jilin Changrong and Changchun Origin are not included here but will be discussed hereinafter.

The revenues growth in Origin’s core business was mainly attributable to 14% sales volume gain and 16% price increase in the corn business. Gross profit of the core business increased by 13% year-over-year to RMB166.20 million. The disparity between the revenue growth and gross profit increase was mainly due to inventory provisions. Excluding the impact of inventory provisions, gross profit of the core business increased 23% year-over-year.”

Operating expenses in the core business for fiscal year 2012 were RMB153.79 million, representing an increase of 6% compared with RMB144.86 million in fiscal year 2011. This increase was mainly due to the rise in staff compensation, receivable allowance, advertising and shipping expenses, and restructuring costs.

Income from operations for the core business increased from RMB1.70 million in fiscal year 2011 to RMB12.41 million in fiscal year 2012.

Jilin Changrong/ Changchun Origin Year-over-Year comparison:

Jilin Changrong was a joint venture with its business focus on the Northeast region in China. This joint venture was liquidated in fiscal year 2011, when the joint venture partners agreed that the separation of the joint venture operations fit better with their respective business strategies. After the liquidation of Jilin Changrong, in August 2011, Origin established its operations in the same region through its majority owned Changchun Origin based on the assets obtained from Jilin Changrong. The table below compares the performance of Jilin Changrong in 2011 to the performance of Changchun Origin in 2012.

(Unaudited)

	Jilin Changrong (2011)	Changchun Origin (2012)
	RMB (million)	RMB (million)
Revenue	140.98	50.03
Gross Profit	59.84	15.23
Operating Expense	35.26	5.96
Operating Profit	27.24	9.27
Net Profit before NCI	20.74	8.83
Origin shareholding ratio	52.85%	97.96%
Net Profit attributable to Origin	10.96	8.65

While the contribution from Northeastern region subsidiary to Origin’s consolidated revenues declined from RMB 140.98 million in 2011 to RMB 50.03 million in 2012, the impact of the structure change on the Net Profit attributable to Origin was much less significant. In its first year of operation after the Jilin Changrong liquidation, Changchun Origin contributed a net profit of RMB 8.65 million to Origin, compared to RMB 10.96 million contributed from Jilin Changrong in fiscal year 2011, despite the Changchun Origin’s limited seed supplies during the first year of its operation. Changchun Origin significantly increased its seed production during fiscal year 2012 in preparation for the fiscal year 2013 sales season, and the Company expects a solid growth for Changchun Origin in fiscal year 2013.

Overall Analysis

Total revenues for the fiscal year ended September 30, 2012 were RMB552.11 million (US$87.07 million), a slight decrease of 2.70% from RMB567.43 million during the fiscal year ended September 30, 2011. Overall, the slight year-over-year decrease in revenues was mainly due to Jilin Changrong liquidation, the divestment of the cotton and pesticide businesses, and the drop in production of rice in fiscal year 2012; while revenues in the core businesses increased year-over-year.

Corn seed products remained our strongest product line, accounting for 75% of our overall sales, as compared to 74% in the fiscal year ended September 30, 2011. Total revenues from corn seeds were RMB416.73 million in fiscal year 2012, compared with RMB417.09 million in the fiscal year ended September 2011. Revenues from Origin’s rice product line for the year ended September 30, 2012 decreased by approximately 4% to RMB88.14 million from RMB91.78 million in the fiscal year ended September 30, 2011. Sales of canola seeds increased by 18.47% to RMB19.94 million in fiscal year 2012, as compared to RMB16.83 million in fiscal year 2011. Since canola seeds are sold during the off season, a substantial amount of canola seed sales are recognized as deferred revenues on the company’s balance sheet. Total revenues from cotton seed decreased by 61.69% from RMB18.90 million in fiscal year 2011to RMB7.26 million in fiscal year 2012. With the divestment of Biocentury Transgene in 2010, the Company has scaled back its focus from less profitable cotton business and later withdrew from the cotton seed business operation by the end of fiscal year 2012. In addition, Origin divested its lower margin pesticide business in December, 2011 and scrap sales of the chemicals amounted to RMB19.83 million in fiscal year 2012.

Operating expenses for the fiscal year ended September 30, 2012 were RMB167.80 million (US$ 26.46 million), representing a decrease of 8.42% from RMB183.23 million in the fiscal year 2011, which was mainly due to the liquidation of the Jilin Changrong. Excluding Jilin Changrong and Changchun Origin, operating expenses increased 6% due mainly to the rise in staff compensations, doubtful receivable allowance, and advertising and shipping expenses. Organization restructuring also increased our operating expense, among which employee severance pay was RMB 3.05 million (US$ 0.48 million).

Operating loss for the fiscal year ended September 30, 2012 was RMB3.47 million (US$0.55 million), compared to the operating profit of RMB12.61 million for the fiscal year ended September 30, 2011. The decrease in operating results was mainly due to lower contribution from the Changchun Origin subsidiary in fiscal year 2012, compared to the contribution from Jilin Changrong in fiscal year 2011. The impact of Jilin Changrong liquidation and contribution of Changchun Origin to the operation profits and net profits attributable to Origin have already been discussed above.

Net loss for the fiscal year ended September 30, 2012 was RMB1.43 million (US$0.23 million), representing a significant improvement from the net loss of RMB23.08 million for the fiscal year ended September 30, 2011. The year-over-year improvement was mainly due to the improvement in operating performance of the core businesses and rigorous cost management.

Net loss per share was RMB(0.06) or US$(0.01) for the fiscal year 2012, compared with RMB(1.00) in fiscal year 2011.

Statement of Cash Flow

As of September 30, 2011 and 2012, Origin had approximately RMB129.94 million and RMB152.79 million (US$24.10 million), respectively, in cash and cash equivalents. Total borrowings as of September 30, 2011 and 2012 were RMB20 million and RMB74 million (US$11.67 million), respectively. During fiscal year 2012, Origin’s cash flow from operating activities was RMB82.71 million (US$13.04 million), up from RMB37.46 million for the fiscal year ended September 30, 2011, as operating performance improved year-over-year. Net cash used in investing activities was RMB143.38 million (US$22.61 million) for the fiscal year ended September 30, 2012 compared with RMB154.39 million for the fiscal year ended September 30, 2011. Net cash provided by financing activities was RMB83.40 million (US$13.15 million) for the fiscal year ended September 30, 2012 compared with RMB55.74 million for the fiscal year ended September 30, 2011. The increase in borrowing was mainly related to the operations of Xinjiang Origin, which had RMB39.00million (US$6.15 million) bank loan for its new corn seed processing plant construction.

Research and Development Activities

Origin was built on its strong R&D platform and we strongly believe successful R&D is essential to the growth of the Company. During fiscal year 2012, we continue to make significant progress both in our conventional hybrid crop seed development programs and biotechnology R&D activities.

Key developments for Origin’s biotechnology corn seeds:

Phytase: Two commercial hybrids with phytase traits have completed the variety production test and are pending the variety approval from the Chinese government. Two additional hybrid varieties with phytase traits are currently under variety production test;

Glyphosate Tolerance: One glyphosate tolerance event (the unique DNA recombination event that took place in one plant cell) passed Phase 3 - Environment Release Test in 2011 and has received MOA’s approval to begin Phase 4 - Production Test. Two more glyphosate tolerance events are being submitted for Phase 3 - Environment Release Test. In addition, more than one thousand events are undergoing Phase 1 - Laboratory Research;

Bacillus Thuringiensis (Bt): Two insect tolerant events are going through Phase 2 - Intermediate Test. Over two hundred events are undergoing Phase 1 - Laboratory Research;

Glyphosate + Bacillus Thuringiensis (Bt): As a result of recent successes in Phase 1 - Laboratory Research, six events of the Company’s glyphosate and insect tolerant traits have advanced into Phase 2 - Intermediate Test. More than 4,500 events of the stacked traits (inserting more than one gene in a seed via biotechnology) are being screened in Phase 1 - Laboratory Research.

Hybrid Corn Seed Development Program:

In addition to biotechnology crop seeds, Origin has a large R&D program developing conventional hybrid crop seeds. In China, new hybrid seed variety needs to go through an official approval process prior to sales. This approval process typically involves three to four years of registration trials and normally proceeds according to the following sequential steps:

Pre-Registration --> Registration Trial 1 --> Registration Trial 2 --> Field Demo --> Approval

Each step leading up to Approval takes approximately one year unless it needs to be repeated. In some localities Registration Trial 2 and Field Demo are treated as one and the same step.

During fiscal year 2012, we have more than 60 tests going through different stages of the approval process. As the results of multiyear testings, we received registration approval for three of our new varieties.

“In this fiscal year, we invested US$5.93 million in R&D, equivalent of about 6.8% of our total revenues. We reduced headcounts across the organization except our research organization, which has seen net hiring during this fiscal year. We aim to build upon our current hybrid base where we have accumulated parental seeds with advantageous traits optimized to local soil conditions. We believe biotechnologies will become increasingly important in the future seed industry in China and R&D will be the only way to bring sustainable growth to the Company. With this in mind, we plan to target 8-10% of our total revenue in our R&D activities.” Concluded Dr. Han.

Outlook

With the transitional year behind us and restructuring mostly completed, we believe Origin is ready to be back to the growth trend, reversing the trend of the last several years. We expect our earnings performance to improve as well in FY2013 with the growth of our focused businesses and rigorous cost management.

Dr. James Chen commented, “We are here for the long run. While the Chinese crop seed industry likely continues to experience intensified competition, we remain confident in our vertically integrated crop seed business strategy, strong product pipelines and R&D programs, and expanded production bases. Overtime, both our hybrid and biotechnology products will prove that we are the best crop seed company in China. And we will continue to improve our efficiency to produce stronger earnings and cash flows, and increase our long-term shareholders’ value.”

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except number of share and per share data)

	September 30,
	2011	2012	2012
	RMB	RMB	USD
ASSETS
Current Assets
Cash and cash equivalents	129,942	152,789	24,095
Accounts receivable, less allowance for doubtful amounts of RMB2,714 and RMB6,752 as of September 30, 2011 and 2012, respectively	6,616	7,065	1,114
Due from related parties	5,183	2,082	328
Advances to suppliers	12,418	7,802	1,230
Advances to growers	78,623	88,194	13,909
Inventories	210,826	282,544	44,558
Income tax recoverable	2,155	2,159	341
Other current assets	65,055	16,407	2,587
Total current assets	510,818	559,042	88,162
Land use rights, net	33,094	32,318	5,097
Plant and equipment, net	190,094	317,085	50,006
Equity investments	20,503	22,433	3,538
Goodwill	11,973	11,973	1,888
Acquired intangible assets, net	29,232	25,585	4,035
Deferred income tax assets	3,028	1,755	277
Other assets	19,640	5,246	827
Total assets	818,382	975,437	153,830
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	20,000	35,000	5,520
Current portion of long-term borrowings	-	4,000	630
Accounts payable	5,740	5,031	793
Due to growers	7,947	4,304	679
Due to related parties	1,728	2,769	437
Advances from customers	397,933	435,044	68,608
Deferred revenues	19,812	23,243	3,666
Income tax payable	39,060	39,060	6,160
Other payables and accrued expenses	40,351	56,744	8,949
Total current liabilities	532,571	605,195	95,442
Long-term borrowings	-	35,000	5,520
Other long-term liability	-	21,810	3,439
Total liabilities	532,571	662,005	104,401
Commitments and contingencies

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized, 23,382,812 and 23,382,812 shares issued and outstanding as of September 30, 2011 and 2012, respectively)	-	-	-
Additional paid-in capital	394,344	397,671	62,714
Accumulated deficit	(99,533)	(100,967)	(15,923)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(4,633)
Accumulated other comprehensive loss	(6,397)	(6,280)	(990)
Total Origin Agritech Limited shareholders’ equity	259,037	261,047	41,168

Non-controlling interests	26,774	52,385	8,261
Total equity	285,811	313,432	49,429

Total liabilities and equity	818,382	975,437	153,830

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except number of share and per share data)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD
Revenues	584,860	567,434	552,111	87,070
Cost of revenues	(353,587)	(371,591)	(387,783)	(61,155)

Gross profit	231,273	195,843	164,328	25,915
Operating expenses
Selling and marketing	(52,227)	(56,831)	(56,437)	(8,900)
General and administrative	(78,708)	(86,748)	(77,585)	(12,236)
Research and development	(38,356)	(44,771)	(37,629)	(5,934)
Other income, net	2,340	5,120	3,852	608

Total operating expenses, net	(166,951)	(183,230)	(167,799)	(26,462)

Income (loss) from operations	64,322	12,613	(3,471)	(547)

Interest expense	(8,539)	(1,469)	(4,029)	(635)
Share of net income of equity investments	9,370	1,616	4,030	636
Gain on disposal of an equity investment	8,883	-	-	-
Loss on liquidation of a subsidiary	-	(13,582)	-	-
Interest income	1,634	1,771	2,547	401

Income (loss) before income taxes	75,670	949	(923)	(145)

Income tax expense
Current	(4,046)	(6,991)	(589)	(93)
Deferred	(5,273)	(6,739)	(1,273)	(201)
Income tax expense	(9,319)	(13,730)	(1,862)	(294)

Net income (loss)	66,351	(12,781)	(2,785)	(439)
Less: Net income (loss) attributable to non-controlling interests	17,298	10,298	(1,351)	(213)

Net income (loss) attributable to Origin Agritech Limited	49,053	(23,079)	(1,434)	(226)

Other comprehensive income (loss)
Net income (loss)	66,351	(12,781)	(2,785)	(439)
Foreign currency translation difference	1,067	2,939	117	19
Comprehensive income (loss)	67,418	(9,842)	(2,668)	(420)
Less: Comprehensive income (loss) attributable to non-controlling interests	17,298	10,298	(1,351)	(213)
Comprehensive income (loss) attributable to Origin Agritech Limited	50,120	(20,140)	(1,317)	(207)

Net income (loss) attributable to Origin Agritech Limited per share – basic	2.12	(1.00)	(0.06)	(0.01)

Net income (loss) attributable to Origin Agritech Limited per share – diluted	2.10	(1.00)	(0.06)	(0.01)

Shares used in calculating basic net income (loss) per share	23,189,464	23,351,615	23,382,812	23,382,812

Shares used in calculating diluted net income (loss) per share	23,337,265	23,351,615	23,382,812	23,382,812

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD

Operating activities:
Net income (loss) attributable to Origin Agritech Limited	49,053	(23,079)	(1,434)	(226)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,712	23,307	19,541	3,082
Loss (gain) on disposal of plant and equipment	(26)	6,252	1,401	221
Gain on disposal of a land use right	-	-	(825)	(130)
Gain on disposal of an equity investment	(8,883)	(1)	-	-
Loss on disposal of Kunfeng’s assets	-	-	1,814	286
Loss on liquidation of a subsidiary	-	13,583	-	-
Impairment on receivables	-	1,872	4,038	637
Inventory write down	14,971	12,978	27,453	4,329
Deferred income tax assets	5,274	6,739	1,273	201
Non-controlling interests	17,298	10,298	(1,351)	(213)
Share-based compensation expense	4,868	4,638	3,327	525
Share of net income of equity investments	(9,370)	(1,616)	(4,030)	(636)
Changes in operating assets and liabilities:
Accounts receivable, net	(4,356)	1,560	(4,486)	(708)
Due from related parties	1,897	(76)	3,101	489
Advances to growers	(16,010)	(37,932)	(9,571)	(1,509)
Advances to suppliers	2,940	(8,432)	4,616	728
Inventories	45,783	15,175	(102,230)	(16,122)
Income tax recoverable	(1,020)	590	(4)	(1)
Other current assets	98	4	48,648	7,672
Other assets	3,193	(3,010)	14,394	2,270
Accounts payable	(5,137)	(3,220)	(709)	(112)
Due to growers	32,567	(34,239)	(3,643)	(574)
Due to related parties	(7,773)	984	1,041	164
Advances from customers	128,834	49,136	37,111	5,853
Deferred revenues	4,831	(3,299)	3,431	541
Income tax payable	4,414	4,113	-	-
Other long-term liabilities	9,426	(7,003)	21,810	3,439
Other payables and accrued expenses	4,020	8,135	17,997	2,838

Net cash provided by operating activities	298,604	37,457	82,713	13,044

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS – Continued

(In thousands)

	Year ended September 30,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD

Investing activities:
Dividends received	1,200	2,467	2,100	331
Purchase of plant and equipment	(15,839)	(56,332)	(104,214)	(16,435)
Liquidation of a subsidiary	-	(67,980)	-	-
Proceeds from disposal of an equity investment	50,000	-	-	-
Additional capital injection to an equity investment	-	(600)	-	-
Proceeds from disposal of land use right	-	-	1,140	180
Proceeds from disposal of plant and equipment	247	-	5,495	867
Deposits for purchase of acquired technology and land use rights	(39)	(1,280)	-	-
Deposits for purchase of plant and equipment	(3,044)	(11,468)	(43,874)	(6,919)
Business acquisition, net of cash acquired	(10,540)	-	-	-
Purchase of land use rights	-	-	(431)	(68)
Purchase of intangible assets	(6,880)	(19,197)	(3,599)	(568)
Net cash provided by(used in) investing activities	15,105	(154,390)	(143,383)	(22,612)

Financing activities:
Restricted bank deposits	500	-	-	-
Proceeds from short-term borrowings	191,900	20,000	105,000	16,559
Repayment of short-term borrowings	(186,290)	(85,900)	(90,000)	(14,193)
Proceeds from long-term borrowings			39,000	6,150
Repurchase of convertible notes	(117,896)	-	-	-
Acquisition of additional equity interest from non-controlling shareholders	(24,200)	-	-	-
Capital injection from a non-controlling shareholder	-	19,600	29,400	4,636
Dividends paid to non-controlling shareholders	(6,908)	(12,090)	-	-
Proceeds from exercise of share options	6,535	2,654	-	-
Net cash (used in) provided by financing activities	(136,359)	(55,736)	83,400	13,152

Net increase (decrease) in cash and cash equivalents	177,350	(172,669)	22,730	3,584
Cash and cash equivalents, beginning of year	121,255	299,672	129,942	20,492
Effect of exchange rate changes on cash and cash equivalents	1,067	2,939	117	19
Cash and cash equivalents, end of year	299,672	129,942	152,789	24,095

Supplemental disclosures of cash flow information:
Income taxes paid	652	6,990	589	93

Interest paid	8,539	1,469	4,029	635

Supplemental disclosure of non-cash investing activities:
Disposal of assets in lieu of payment for liabilities	-	-	1,814	286
Other current assets to be received from liquidation of a subsidiary	-	45,236	-	-

CONTACT:
Origin Agritech Limited
Dr. James Chen
Chief Financial Officer
james.chen@originseed.com.cn
or
Grayling
Shiwei Yin, 646-284-9474
shiwei.yin@grayling.com